SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*



                      RESTAURANT TEAMS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   761265 10 7
                                 (CUSIP Number)


                                December 31, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [X]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



                                                   Schedule 13G
CUSIP No. 761265 10 7

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Stanley L. Swanson
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                          (a)  [ ]
                                                                  (b)  [ ]
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

    NUMBER OF              5       SOLE VOTING POWER
                                   1,139,781
     SHARES
                           6       SHARED VOTING POWER
  BENEFICIALLY                     0

    OWNED BY               7       SOLE DISPOSITIVE POWER
                                   1,139,781
EACH REPORTING
                           8       SHARED DISPOSITIVE POWER
  PERSON WITH                      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,139,781
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)                                      [ ]
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    17.4%
12    TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------
(1) Based on 6,515,414 shares of Common Stock outstanding as reported in the Issuer's most recently filed Form 10-Q.



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Item 1(a).   Name of Issuer.

             Restaurant Teams International, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             1705 E. Whaley
             Longview, Texas 75605

Item 2(a)    Name of Person Filing.

             Stanley L. Swanson

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             1705 E. Whaley
             Longview, Texas 75605

Item 2(c).   Citizenship.

             United States

Item 2(d).   Title of Class of Securities.

             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number.

             761265 10 7

Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ]  An   investment   adviser   in   accordance   with
                      240.13d-1(b)(1)(ii)(E);


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             (f)[ ]  An employee  benefit  plan or  endowment  fund in
                     accordance with 240.13d- 1(b)(1)(ii)(F);

             (g)[ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

             (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                     1813);

             (i)[ ]  A  church  plan  that  is  excluded   from  the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                     80a-3);

             (j)[ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]

Item 4.      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)    Amount beneficially owned:

                    On January 1, 1996, Mr. Swanson beneficially owned 1,203,921 shares of the common stock of Restaurant Teams International, Inc. ("RTI"). Such shares were acquired by Mr. Swanson prior to the registration of the common stock under the Securities Exchange Act of 1934. Mr. Swanson had sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such shares of common stock.

                    During October 1998, Mr. Swanson made gifts totaling 4,140 shares of common stock, and sold 60,000 shares of common stock under Rule 144. As of December 31, 1998, Mr. Swanson owned 1,139,781 shares of common stock.

             (b)    Percent of class:    17.4%

             (c)    Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote: 1,139,781
                    (ii)   shared power to vote or to direct the vote: None
                    (iii) sole power to dispose or to direct the disposition of: 1,139,781
                    (iv) shared power to dispose or to direct the disposition of: None


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


Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of more than Five Percent on Behalf of Another Person

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

             Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 12, 1999


                                       /s/ Stanley L. Swanson
                                           ------------------
                                           Stanley L. Swanson



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